UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14880

Lions Gate Entertainment Corp.

(Exact name of registrant as specified in its charter)

250 Howe Street, 20th Floor

Vancouver, British Columbia V6C 3R8

and

2700 Colorado Avenue

Santa Monica, California 90404

(877) 848-3866

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Voting Common Shares, no par value per share

Class B Non-Voting Common Shares, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

On May 6, 2025, pursuant to that Arrangement Agreement, dated as of January 29, 2025, as amended by an amending agreement dated March 12, 2025, by and among Starz Entertainment Corp. (f/k/a Lions Gate Entertainment Corp.), a British Columbia corporation (“Starz”), Lionsgate Studios Corp. (f/k/a Lionsgate Studios Holding Corp.), a British Columbia Corporation (“New Lionsgate”), Lionsgate Studios Holding Corp. (f/k/a Lionsgate Studios Corp.), a British Columbia corporation (“Lionsgate Studios”) and LG Sirius Holdings ULC, a British Columbia unlimited liability corporation that owned approximately 87.8% of the issued and outstanding shares of Lionsgate Studios and was voluntarily dissolved in accordance with Section 314 of the Business Corporations Act (British Columbia) and the regulations made thereunder, the parties implemented a plan of arrangement that resulted in the separation of the businesses of New Lionsgate and Starz, through a series of transactions (the “Transactions”). At all times prior to the completion of the Transactions, Starz is hereinafter referred to as Old Lionsgate. As a result of the Transactions, each share of Class A voting common shares and Class B non-voting common shares, without par value, of Old Lionsgate outstanding immediately prior to the effective time of the Transactions was cancelled and exchanged for shares of New Lionsgate and Starz.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Lions Gate Entertainment Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 19, 2025

Lions Gate Entertainment Corp.

By:	/s/ James W. Barge
Name:	James W. Barge
Title:	Chief Financial Officer